 Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-217578

PROCACCIANTI HOTEL REIT, INC.

SUPPLEMENT NO. 1 DATED JULY 29, 2020
TO THE PROSPECTUS DATED JULY 7, 2020

This Supplement No. 1 supplements, and should be read in conjunction with, our prospectus dated July 7, 2020. Terms used and not otherwise defined in this Supplement No. 1 shall have the same meanings as set forth in our prospectus.

The purpose of this Supplement No. 1 is to describe the following:

•	the status of our initial public offering (the “Offering”); and

•	the renewal of our advisory agreement.

Status of this Offering

As of July 27, 2020, we had accepted investors’ subscriptions for and issued approximately 2,085,370 K Shares, 626,218 K-I Shares, and 47,550 K-T Shares in the primary portion of this Offering, resulting in receipt of gross proceeds of approximately $20,757,045, $5,825,206 and $475,500, respectively, for total gross proceeds in the primary portion of this Offering of $27,057,751. As of July 27, 2020, we had issued approximately 5,884 K Shares, 6,100 K-I Shares and 439 K-T Shares pursuant to our DRIP, resulting in gross proceeds pursuant to our DRIP of approximately $55,899, $57,950 and $4,175, respectively.

At the termination of our private offering, we had received aggregate gross offering proceeds of approximately $15,582,755 from the sale of approximately 1,253,617 K Shares and 318,409 A Shares, which includes 295,409 A Shares purchased by TPG Hotel REIT Investor, LLC, an affiliate of our advisor, to fund organizational and offering expenses associated with the K Shares and Units sold in our private offering. Further, TPG Hotel REIT Investor, LLC purchased an additional $1,500,000 in A Shares on October 26, 2018 and an additional $690,000 in A Shares on June 10, 2019 pursuant to a private placement.

Therefore, as of July 27, 2020, we had received total gross proceeds of approximately $44,948,630 from the sale of K Shares, K-I Shares, K-T Shares and A Shares in all offerings.

In addition, on February 27, 2020, as partial consideration for our acquisition of the Hilton Garden Inn Property (as defined herein), our operating partnership issued 128,124 Class K units of limited partnership interests in our operating partnership, or Class K OP Units, valued at $10.00 per Class K OP Unit. Such issuance represents a total investment of $1,281,240 in Class K OP Units of our operating partnership. Individuals with direct or indirect interests in the sellers of the Hilton Garden Inn Property who are direct or indirect owners of our sponsor and our advisor received only Class K OP Units and no cash as consideration.

On April 7, 2020, in response to the global pandemic of the novel coronavirus (COVID-19), our board of directors approved the temporary suspension of the sale of shares in our offering, effective April 7, 2020, and of our DRIP, effective April 17, 2020. On June 10, 2020, our board of directors unanimously approved the resumption of the acceptance of subscriptions and the resumption of the operation of the DRIP, which will be effective with the next authorized payment of distributions.

Renewal of the Advisory Agreement

On July 28, 2020, our board of directors, or the Board, including all independent directors, after review of Procaccianti Hotel Advisors, LLC’s, or our advisor’s, performance during the last year, authorized us to execute a mutual consent to renew the Amended and Restated Advisory Agreement, by and among us, our operating partnership, and our advisor, dated August 2, 2018, as amended. The renewal will be for a one-year term and became effective on August 3, 2020. All references to the term of the Advisory Agreement in the prospectus are hereby updated accordingly.